UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

As previously reported, on December 2, 2021, Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) in the aggregate principal amount of $5,000,000. As of December 30, 2022 (the “Maturity Date”), the outstanding balance under the Debentured was $1,300,000 of principal, plus accrued and unpaid interest thereon, and were due for payment.

The Company and the Debenture Holder agreed to an extension (the “Extension”) that extends the Maturity Date to June 30, 2023, pursuant to which the Company shall repay the outstanding balance in cash through monthly payments beginning on January 6, 2023 and continue on the same day of each successive month, with each monthly payment equals to the sum of $216,667 of principal, the redemption premium and the accrued and unpaid interest on the Convertible Debentures as of each payment date. In addition, if the Company completes any financing transaction with gross proceeds of in excess of $250,000, the Company shall pay to the Debenture Holder as an optional redemption but no more than 50% of the total proceeds, an amount up to the total amount outstanding under the Convertible Debentures.

In consideration of the Company fulfilling its payment duties under the Extension, the Debenture Holder agrees not to submit conversions under the Convertible Debentures for the issuance of more than 1,000,000 ordinary shares of the Company or with a conversion price of less than $0.15 per share during the period from December 30, 2022 to January 6, 2023, and not to submit any conversions under the Convertible Debentures after January 6, 2023. In addition, The Debenture Holder waives any requirements of the Company to make monthly payments pursuant to the Convertible Debentures with respect to any monthly payment that has come due or may come due prior to June 30, 2023, and waives the 5 Business Day notice period for an Optional Redemption of the Convertible Debentures with respect to any payments made pursuant to the Extension.

The foregoing description of the Extension is only a brief description of the material terms of such agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and such agreements are qualified in their entirety by reference to the full text of such documents.

This report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Exhibits

10.1	Extension Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2023	JIUZI HOLDINGS INC.

	By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang
	Title:	Chief Executive Officer and Director

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